

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2022

Jose Antonio de Souza Azevedo
Chief Financial Officer
Atento S.A.
1, rue Hildegard Von Bingen
L-1282, Luxembourg
Grand Duchy of Luxenbourg

      Re: Atento S.A.
          Form 20-F for the year ended December 31, 2020
          File No. 001-36671

Dear Mr. de Souza Azevedo:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Technology

cc: Virginia Beltramini Trapero